Exhibit 12.1

LSB Industries, Inc.
Unaudited Computation of Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Stock Dividends
(Dollars in thousands)

Year ended December 31,
2005	2006	2007	2008	2009
Income from continuing operations before provisions for income taxes and equity in earnings of affiliate	$5,007	$15,848	$48,197	$54,399	$35,877
Add:
Fixed charges	15,431	15,971	15,674	12,042	8,001
Share of distributed income of 50% owned affiliate	488	875	765	735	785
Adjusted Earnings	$20,926	$32,694	$64,636	$67,176	$44,663

Fixed Charges:
Interest expense (1)	$11,245	$12,028	$11,723	$8,510	$6,016
Estimate of interest in rental expense	4,186	3,943	3,951	3,532	1,985
Fixed Charges	15,431	15,971	15,674	12,042	8,001

Preferred stock dividends	2,337	2,783	5,912	463	519
Combined fixed charges and preferred stock dividends	$17,768	$18,754	$21,586	$12,505	$8,520

Ratio of earnings to fixed charges	1.4	2.0	4.1	5.6	5.6

Ratio of earnings to combined fixed charges and preferred stock dividends	1.2	1.7	3.0	5.4	5.2

(1)
Interest expense includes amortization of deferred debt issuance costs and excludes realized and unrealized gains or losses on interest rate financial instruments that are reported as interest expense.